Exhibit 99.1

Gerdau Ameristeel Announces Record 2007 Results and Special Dividend Payment

TAMPA, FL, February 13, 2008 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today reported net income of $141.4 million ($0.37 per share fully diluted) for the three months ended December 31, 2007, a 112% increase in comparison to net income of $66.7 million ($0.22 per share fully diluted) for the three months ended December 31, 2006.

For the year ended December 31, 2007, net income was $537.9 million ($1.65 per share fully diluted) an increase of 44% compared to net income of $374.6 million ($1.23 per share fully diluted) for the year ended December 31, 2006.   This represents a record level of annual net income earned by Gerdau Ameristeel.

Net sales for the three months ended December 31, 2007 increased 70% to $1.7 billion from $1.0 billion for the three months ended December 31, 2006.  For the three months ended December 31, 2007, finished steel shipments increased to 2.2 million tons, an increase of 689 thousand tons from the three months ended December 31, 2006, primarily as a result of the acquisition of Chaparral Steel. Additionally, average mill finished steel selling prices for the three months ended December 31, 2007 increased 17% over the level in this same period in 2006.

For the year ended December 31, 2007, net sales were $5.8 billion compared to $4.5 billion for the year ended December 31, 2006.  For the year ended December 31, 2007, finished steel shipments increased to 7.6 million tons, an increase of 998 thousand tons from the year ended December 31, 2006, primarily as a result of the 2007 acquisition of Chaparral Steel, and the 2006 acquisitions of Sheffield Steel and Pacific Coast Steel. Additionally, average mill finished steel selling prices for the year ended December 31, 2007 increased 13% over those in 2006.

For the three months ended December 31, 2007, metal spread, the difference between mill selling prices and scrap raw material costs, was $456 per ton, an increase of $52 per ton from the same period in 2006.  For the year ended December 31, 2007, metal spread was $421 per ton, an increase of $40 per ton from 2006.

EBITDA was $313.8 million for the three months ended December 31, 2007 and $1.0 billion for the year ended December 31, 2007, compared to EBITDA of $145.1 million for the three months ended December 31, 2006 and $751.2 million for the year ended December 31, 2006.

Included in selling and administrative expense for the three months and year ended December 31, 2007 is a non-cash pretax expense of $6.7 million and $22.7 million, respectively, to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements compared to a non-cash pretax expense of $3.8 million and $34.4 million, respectively, for the three months and year ended December 31, 2006.

On November 7, 2007, the Company completed its offering of 126.5 million common shares raising net proceeds of approximately $1.5 billion.  The funds were primarily used to partially repay debt that was incurred to finance the acquisition of Chaparral Steel, which was completed in the third quarter of 2007.

On February 12, 2008, in addition to the normal quarterly dividend, of $0.02 (two US$ cents), the Board of Directors also approved a special cash dividend of $0.25 (twenty-five US$ cents) per common share, payable March 13, 2008 to shareholders of record at the close of business on February 28, 2008.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“This was another outstanding year for Gerdau Ameristeel.  It was a record year for our financial performance, surpassing $1.0 billion in EBITDA for the first time in our history.  When you look past all the financial accomplishments, I am particularly proud that we continue to make progress toward our vision of an injury free workplace by continuously reducing our lost time accident rate; creating a safer work environment for our employees.

We are also making steady progress with the integration of our acquisitions, including the recently acquired mills in Midlothian, Texas and Petersburg, Virginia.  We have already begun to see great results in the commercial area, which is helping to ensure a seamless transition with our customers, as well as many operational improvements through the implementation of the Gerdau business system and sharing of best practices.  We were able to capture approximately $15 million dollars of synergies in 2007 for an annualized rate of over $50 million.  We are confident that we can achieve our target of a $75 million annual rate of synergies by the end of 2008.

With the completion in November 2007 of one of the largest follow-on equity offerings in the North American steel industry, our balance sheet is strong and well positioned to continue to support further growth. In accordance with our strategic growth plans, earlier today we announced that our downstream joint venture Pacific Coast Steel (“PCS”) has reached an agreement to acquire Century Steel, a reinforcing and structural steel contracting and placing services business in Nevada, California, Utah, and New Mexico and concurrently with the closing of this transaction we will increase our ownership of PCS to over 80%.

Despite signs of a slowing North American economy, as we enter 2008, market conditions remain positive.  Import levels remain lower than recent years, global steel demand and prices are creating export opportunities, and inventory levels in North America remain at low levels throughout the system.  We have announced price increases in order to offset increases in scrap and other input costs and we remain focused on keeping metal spreads robust.”

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures.  Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements.  Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning.  The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company.  In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the ability to integrate newly-acquired businesses such as Chaparral and achieve synergies; the Company’s level of indebtedness; the Company’s participation in consolidation of the steel industry; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; unexpected equipment failures and plant interruptions or outages; the substantial capital investment and similar expenditures required in the Company’s business; the loss of key employees; interest rate risk; the Company’s ability to fund its pension plans; currency exchange rate fluctuations; competitors’ relief of debt burdens and legacy costs by seeking protection under the bankruptcy laws; the accuracy of estimates used in the preparation of the Company’s financial statements; and the Company’s reliance on joint ventures that it does not control.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its fourth quarter conference call on Wednesday, February 13, 2008, at 2:00 pm EST.  The call will be hosted by Mario Longhi, President and CEO, and Barbara Smith, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com.  Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with an annual manufacturing capacity of approximately 12 million tons of mill finished steel products.  Through its vertically integrated network of 19 mini-mills (including one 50%-owned joint venture mini-mill), 19 scrap recycling facilities and 61 downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing,  automotive, mining, cellular and electrical transmission and equipment manufacturing.  Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol GNA.

For more information please contact:

Mario Longhi                                                                           Barbara R. Smith
President and Chief Executive Officer                                        Vice President and Chief Financial Officer
Gerdau Ameristeel                                                                  Gerdau Ameristeel
(813) 207-2346                                                                        (813) 319-4324
mlonghi@gerdauameristeel.com                                               basmith@gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006
		As Amended		As Amended

NET SALES	$1,734,603	$1,039,133	$5,806,593	$4,464,203

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	1,375,393	851,300	4,623,380	3,617,156
Selling and administrative	53,554	55,099	198,032	191,778
Depreciation	51,330	29,057	143,284	142,985
Amortization	22,327	537	26,151	676
Other operating (income) expense, net	1,897	(2,332)	(1,587)	5,687
	1,504,501	933,661	4,989,260	3,958,282

INCOME FROM OPERATIONS	230,102	105,472	817,333	505,921

INCOME FROM 50% OWNED JOINT VENTURES	11,862	12,588	54,079	115,606

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	241,964	118,060	871,412	621,527

OTHER EXPENSES
Interest expense	63,986	11,153	107,738	62,525
Interest income	(6,463)	(4,114)	(17,977)	(18,906)
Foreign exchange (gain) loss, net	(25,467)	2,026	(33,321)	1,135
Writedown of short-term investments	8,879	-	8,879	-
Amortization of deferred financing costs	6,106	709	9,282	2,829
Minority interest	8,246	2,713	23,080	2,713
	55,287	12,487	97,681	50,296

INCOME BEFORE INCOME TAXES	186,677	105,573	773,731	571,231

INCOME TAX EXPENSE	45,285	38,891	235,862	196,635

NET INCOME	$141,392	$66,682	$537,869	$374,596

EARNINGS PER COMMON SHARE - BASIC	$0.37	$0.22	$1.66	$1.23
EARNINGS PER COMMON SHARE - DILUTED	$0.37	$0.22	$1.65	$1.23

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Staff Position No. AUG-AIR-1, “Accounting for Planned Major Maintenance Activities”.  This guidance specifically precludes the use of the previously acceptable “accrue in advance” method of accounting for these activities.  In compliance with this new guidance, the Company has retroactively adjusted the Condensed Consolidated Statements of Earnings for the three months and year ended December 31, 2006 resulting in a decrease in net income of $2.7 million and $4.1 million, respectively.  Additionally, the Company also adjusted the Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Changes in Shareholders’ Equity for the year ended December 31, 2006 resulting in an increase in shareholders’ equity of $1.3 million.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands, except earnings per share data)

	December 31,	December 31,
	2007	2006
		As Amended
ASSETS
Current Assets
Cash and cash equivalents	$547,362	$109,236
Restricted cash	-	498
Short-term investments	94,591	123,430
Accounts receivable, net	705,929	460,828
Inventories	1,203,107	820,485
Deferred tax assets	21,779	38,538
Costs and estimated earnings in excess of billings on uncompleted contracts	3,844	2,977
Income taxes receivable	23,986	23,623
Other current assets	25,880	17,428
Total Current Assets	2,626,478	1,597,043

Investments in 50% Owned Joint Ventures	161,168	167,466
Property, Plant and Equipment, net	1,908,617	1,119,458
Goodwill	3,050,906	252,599
Intangibles	598,528	9,216
Deferred Financing Costs	44,544	12,029
Deferred Tax Assets	12,433	12,948
Other Assets	25,846	5,629

TOTAL ASSETS	$8,428,520	$3,176,388

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$376,634	$317,425
Accrued salaries, wages and employee benefits	169,658	110,237
Accrued interest	40,631	20,909
Income taxes payable	28,143	19,478
Accrued sales, use and property taxes	11,970	8,024
Current portion of long-term environmental reserve	3,704	12,238
Billings in excess of costs and estimated earnings on uncompleted contracts	17,448	15,443
Other current liabilities	25,901	19,629
Current portion of long-term borrowings	15,589	214
Total Current Liabilities	689,678	523,597

Long-term Borrowings, Less Current Portion	3,055,431	431,441
Accrued Benefit Obligations	252,422	238,503
Long-term Environmental Reserve, Less Current Portion	11,830	9,993
Other Liabilities	78,401	38,082
Deferred Tax Liabilities	433,822	53,733
Minority Interest	42,321	27,581

TOTAL LIABILITIES	4,563,905	1,322,930
Contingencies, commitments and guarantees
Shareholders' Equity
Capital stock	2,547,123	1,016,287
Retained earnings	1,253,196	828,998
Accumulated other comprehensive income	64,296	8,173

TOTAL SHAREHOLDERS' EQUITY	3,864,615	1,853,458
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$8,428,520	$3,176,388

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006
		As Amended		As Amended
OPERATING ACTIVITIES
Net income	$141,392	$66,682	$537,869	$374,596
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	8,246	2,713	23,080	2,713
Depreciation	51,331	29,057	143,284	142,985
Amortization	22,326	537	26,151	676
Amortization of deferred financing costs	6,106	709	9,282	2,829
Write off unamortized fair value market adjustment	-	-	-	5,604
Deferred income taxes	21,979	(12,354)	20,988	(309)
Loss (gain) on disposition of property, plant and equipment	388	-	3,295	(8,914)
Income from 50% owned joint ventures	(11,862)	(12,588)	(54,079)	(115,606)
Distributions from 50% owned joint ventures	10,000	10,000	62,078	101,576
Facilities closure expenses	3,178	-	3,178	9,400
Compensation cost from share-based awards	6,663	3,800	21,522	34,371
Realized loss on writedown of short-term investments	8,879	-	8,879	-
Excess tax benefits from share-based payment arrangements	(35)	(537)	(1,159)	(1,998)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	119,210	99,399	(30,037)	23,483
Inventories	13,544	(24,004)	(9,710)	(10,594)
Other assets	(19,541)	(22,184)	(26,937)	(21,551)
Liabilities	(24,465)	(21,743)	26,701	(33,652)
NET CASH PROVIDED BY OPERATING ACTIVITIES	357,339	119,487	764,385	505,609

INVESTING ACTIVITIES
Additions to property, plant and equipment	(40,136)	(63,956)	(173,786)	(212,663)
Proceeds received from the disposition of property, plant and equipment	84	-	1,371	14,110
Acquisitions	(100,973)	(104,500)	(4,354,735)	(214,938)
Opening cash from acquisitions	157	(437)	528,980	21,934
Change in restricted cash	-	(6)	498	(25)
Purchases of short-term investments	-	(321,855)	(592,240)	(1,531,535)
Sales of short-term investments	749	371,075	612,200	1,408,105
NET CASH USED IN INVESTING ACTIVITIES	(140,119)	(119,679)	(3,977,712)	(515,012)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	16,689	-	4,087,410	-
Payments on term borrowings	(1,300,038)	(2,224)	(1,450,264)	(6,637)
Additions to deferred financing costs	(1,399)	-	(40,725)	(404)
Retirement of bonds	(115)	-	(341,759)	(88,493)
Retirement of convertible debentures	-	-	-	(111,990)
Cash dividends	(8,640)	(6,101)	(109,366)	(91,387)
Distributions to subsidiary's minority shareholder	(783)	-	(8,340)	-
Proceeds from issuance of employee stock purchases	42	262	1,258	1,290
Proceeds from issuance of common stock, net	1,526,785	-	1,526,785	-
Excess tax benefits from share-based payment arrangements	35	537	1,159	1,998
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	232,576	(7,526)	3,666,158	(295,623)

Effect of exchange rate changes on cash and cash equivalents	(16,278)	(300)	(14,705)	3

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	433,518	(8,018)	438,126	(305,023)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	113,844	117,254	109,236	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$547,362	$109,236	$547,362	$109,236

EBITDA (earnings before interest, taxes, depreciation and amortization, minority interest, foreign exchange, writedown of short-term investments, deducting earnings from 50% owned joint ventures and adding cash distributions from 50% owned joint ventures) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax.  Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP.  The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.  Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended - Unaudited

	December 31, 2007	December 31, 2006
		As Amended
($000s)
Net income	$141,392	$66,682
Income tax expense	45,285	38,891
Interest and other expense on debt	63,986	11,153
Interest income	(6,463)	(4,114)
Depreciation	51,330	29,057
Amortization, including deferred financings costs	28,433	1,246
Earnings from joint ventures	(11,862)	(12,588)
Cash distribution from 50% owned joint ventures	10,000	10,000
Foreign exchange (gain) loss, net	(25,467)	2,026
Writedown of short-term investments	8,879	-
Minority interest	8,246	2,713
EBITDA	$313,759	$145,066

	For the Year Ended - Unaudited

	December 31, 2007	December 31, 2006
		As Amended
($000s)
Net income	$537,869	$374,596
Income tax expense	235,862	196,635
Interest and other expense on debt	107,738	62,525
Interest income	(17,977)	(18,906)
Depreciation	143,284	142,985
Amortization, including deferred financings costs	35,433	3,505
Earnings from 50% owned joint ventures	(54,079)	(115,606)
Cash distribution from 50% owned joint ventures	62,078	101,576
Foreign exchange (gain) loss, net	(33,321)	1,135
Writedown of short-term investments	8,879	-
Minority interest	23,080	2,713
EBITDA	$1,048,846	$751,158

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Three Months Ended
	December 31, 2007		December 31, 2006

	Tons		Tons
Production
Melt Shops	2,231,690		1,525,232
Rolling Mills	2,129,814		1,484,951

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	419,271	19%	345,117	23%
Merchant / Special Sections	1,242,898	57%	714,306	48%
Rod	172,068	8%	142,531	10%
Fabricated Steel	338,170	16%	281,689	19%
Total Shipments	2,172,407	100%	1,483,643	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	687		587
Fabricated steel shipments	929		763

Scrap Charged	231		183

Metal Spread (Selling price less scrap)
Mill external shipments	456		404
Fabricated steel shipments	698		580

Mill manufacturing cost	294		266

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Year Ended
	December 31, 2007		December 31, 2006

	Tons		Tons
Production
Melt Shops	7,525,318		6,679,084
Rolling Mills	7,377,855		6,402,295

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	1,680,617	22%	1,518,827	23%
Merchant / Special Sections	3,730,125	49%	3,152,705	48%
Rod	733,322	10%	729,595	11%
Fabricated Steel	1,407,164	19%	1,152,282	18%
Total Shipments	7,551,228	100%	6,553,409	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	648		575
Fabricated steel shipments	889		770

Scrap Charged	227		194

Metal Spread (Selling price less scrap)
Mill external shipments	421		381
Fabricated steel shipments	662		576

Mill manufacturing cost	272		249

50% Owned Joint Venture Results

The following table summarizes the results of the Company’s portion of its 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture.

	Three Months Ended - Unaudited		Year Ended - Unaudited
	December 31,	December 31,	December 31,	December 31,
	2007	2006	2007	2006

Tons Shipped	199,359	157,705	802,068	772,915

($000s)
Income from Operations	$11,879	$13,011	$55,383	$116,293
Net Income	11,864	12,588	54,081	115,606
EBITDA	14,896	15,932	66,540	126,113

	$/Ton	$/Ton	$/Ton	$/Ton

Average Selling Price	540	560	538	591
Scrap Charged	275	239	266	243

Metal Spread	265	321	272	348

Income from Operations	60	83	69	150
EBITDA	75	101	83	163